Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated March 21, 2013

Registration Statement No. 333-172462

Glimcher Realty Trust

6.875% Series I Cumulative Redeemable Preferred Shares of Beneficial Interest
(Liquidation Preference $25.00 per Share)

Final Pricing Terms

Issuer:	Glimcher Realty Trust (“GRT”)

Security:	6.875% Series I Cumulative Redeemable Preferred Shares of Beneficial Interest (Liquidation Preference $25.00 per Share)

Number of Shares:	3,600,000 shares (4,000,000 shares if the underwriters’ over-allotment option is to purchase additional shares is exercised in full)

Over-allotment Option:	400,000 shares

Public Offering Price:	$25.00 per share

Underwriting Discount:	$0.7875 per share; $2,835,000 ($3,150,000 if the underwriters’ option to purchase additional shares is exercised in full)

Net Proceeds (before expenses):	$87,165,000 ($96,850,000 if the underwriters’ option to purchase additional shares is exercised in full)

Maturity:	Perpetual (unless redeemed by GRT on or after March 27, 2018 or pursuant to its Special Optional Redemption Right or converted by a holder pursuant to the Conversion Right).

Trade Date:	March 21, 2013

Settlement Date:	March 27, 2013 (T+4)

Liquidation Preference:	$25.00, plus accrued and unpaid distributions

Distribution Rate:	6.875% per annum of the $25.00 per share liquidation preference (equivalent to $1.71875 per annum per share), accruing from March 27, 2013

Distribution Payment Dates:	On or about January 15, April 15, July 15 and October 15 of each year, commencing July 15, 2013.

Optional Redemption:

GRT may not redeem the Series I Preferred Shares prior to March 27, 2018, except in limited circumstances to preserve its status as a REIT and pursuant to the special optional redemption provision described below under “Special Optional Redemption.”

GRT may, at its option, redeem the Series I Preferred Shares at any time after March 27, 2018, in whole or from time to time in part, for cash at a redemption price of $25.00 per share, plus accrued and unpaid distributions to, but not including, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the preliminary prospectus supplement dated March 21, 2013), GRT, at its option, may redeem the Series I Preferred Shares, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid distributions to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, GRT exercises any of its redemption rights relating to the Series I Preferred Shares (whether our optional redemption right or our special optional redemption right), the holders of Series I Preferred Shares will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series I Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date (as defined in the preliminary prospectus supplement dated March 21, 2013), GRT has provided or provides notice of its election to redeem the Series I Preferred Shares) to convert some or all of the Series I Preferred Shares held by such holder on the Change of Control Conversion Date into a number of GRT’s common shares of beneficial interest, par value $0.01 per share, per Series I Preferred Share to be converted equal to the lesser of:

•     the quotient obtained by dividing (1) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series I Preferred Shares distribution payment and prior to the corresponding Series I Preferred Shares distribution payment date, in which case no additional amount for such accrued and unpaid distributions will be included in this sum) by (2) the Common Share Price; and

•     4.3745 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement dated March 21, 2013.

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Jefferies LLC Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated

Listing/Symbol:	The Issuer intends to file an application to list the Series I Preferred Shares on the NYSE under the symbol “GRTPRI”. If the application is approved, trading of the Series I Preferred Shares on the NYSE is expected to commence within 30 days after the date of initial delivery of the Series I Preferred Shares.

CUSIP / ISIN:	379302 607 / US3793026077

Capitalized terms used but not defined in this term sheet are defined in the preliminary prospectus supplement dated March 21, 2013. The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.